EXHIBIT 99.1

Westport Rebrands as Aetherion™ Technologies, Focused on Accelerating Proven Solutions for Heavy-Duty Clean Transport

New identity highlights growing demand for high-performance, commercially ready solutions to support affordable decarbonization across global fleets

VANCOUVER, British Columbia, Oct. 15, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport" or the “company”) (TSX:WPRT / Nasdaq: WPRT), today announced that it has changed its name to Aetherion Technologies Inc. (“Aetherion”). The new name reflects the company’s sharpened focus on delivering proven, commercially ready technologies that enable affordable, lower-emission heavy-duty transportation.

Heavy-duty engines move the food, medicine, construction materials and goods that keep life in motion. For more than a century, diesel has powered that work because it is powerful, proven and ubiquitous, but it is also difficult to affordably decarbonize. Aetherion's systems deliver diesel-grade performance and economics on cleaner fuels, giving fleets a practical path to lower emissions by leveraging their existing engine platforms. In many cases, lower-cost alternative fuels can also reduce operating costs compared with diesel.

Aetherion’s new identity builds on the fundamental concepts on which Professor Philip Hill co-founded Westport in 1995 and invented HPDI™ fuel system technology: keep the diesel engine that has moved the world for decades, but change the fuel so it runs cleaner.

The name Aetherion reinforces that mission. Drawing on two Greek roots—aithēr, the clean air of the upper sky, and ion, meaning motion or energy—to reflect what the company delivers: cleaner power for the engines that move the world. It signals a return to the founders’ original vision and underscores Aetherion’s commitment to practical, scalable solutions that help fleets transition to lower‑emission fuels insulated from oil‑driven price shocks.

Aetherion’s portfolio includes a majority ownership interest in Cespira™, a joint venture with Volvo Group focused on the HPDI fuel system technology, as well as wholly owned high-pressure compressed natural gas (CNG) fuel storage system, high-pressure systems and components and control technologies. Together, these technologies support natural gas, renewable natural gas which includes biogas and bioLNG (RNG) and hydrogen applications, enabling original equipment manufacturers (OEMs) and commercial fleets to cost effectively meet performance requirements, evolving regulatory obligations and climate targets. Market drivers for Aetherion's solutions include rising demand for cost‑effective long‑haul alternatives, tightening emissions standards and broader adoption of practical, lower‑emission fuels.

“Aetherion represents both our origin and our future,” said Dan Sceli, CEO. “Fleets and OEMs need technologies that preserve the performance they're accustomed to, at a lower cost, while helping them meet increasingly complex regulatory and climate objectives. Our new identity underscores the mission that guides our work: delivering proven, scalable systems that make cleaner transportation achievable today and sustainable for the long term. To us, Aetherion suggests cleaner air, forward motion and the energy driving change in heavy-duty transportation. While our name is changing, our dedication to our customers, partners and shareholders remains steadfast.”

Cespira’s HPDI Technology Anchors Aetherion’s Heavy‑Duty Strategy
Aetherion’s interest in Cespira is a strategic asset that combines proven commercial traction with multiple pathways to long-term value creation. HPDI fuel systems, Cespira’s proprietary technology, is a mature, commercially validated technology, operating in more than 12,000 trucks worldwide. It addresses a central industry challenge: reducing emissions without compromising performance or economics, and delivers one of the lowest total costs of ownership among heavy-duty and high-horsepower powertrain options. Cespira is progressing toward profitability and self-sufficiency, reporting revenue of $27.1 million in the second quarter of 2026, a 125% increase from the same period last year, reflecting accelerating fleet adoption and expanding geographic reach.

HPDI fuel systems deliver diesel-grade performance with strong total-cost-of-ownership economics and can reduce greenhouse gas emissions by 20% and up to 100% using bioLNG, Hydrogen and HVO. In addition to its established liquified natural gas (LNG) and bioLNG applications, HPDI can expand through additional OEM adoption, CNG and RNG applications in North America, and hydrogen-fueled solutions that offer an affordable, scalable pathway to deeper decarbonization. Together, these opportunities broaden the addressable market and create demand for complementary high-pressure gaseous fuels storage and supply solutions within Aetherion’s product portfolio.

Implementation and Trading Details
The new brand brings the company’s identity into closer alignment with its technology portfolio, market opportunities and long-term direction, but will have no impact on operations, ownership or commitments to customers, partners, employees and shareholders.

The company expects its common shares to begin trading as Aetherion Technologies Inc. on the Toronto Stock Exchange and Nasdaq on or about October 23, 2026, under the ticker symbols AETR, respectively, subject to final exchange approvals. Until such time, trading will continue under the ticker symbol WPRT. The company’s CUSIP and ISIN numbers will change in connection with the name change. Shareholders are not required to take any action, and existing share certificates will continue to represent shares of the renamed company.

For more information on Aetherion, visit www.aetheriontech.com.

About Aetherion Technologies
Aetherion Technologies Inc. is a global clean transportation technology company delivering proven, commercially ready solutions that help fleets and original equipment manufacturers (OEMs) improve performance, efficiency and energy flexibility. Built on decades of engineering expertise, Aetherion develops advanced fuel delivery, storage and control technologies for heavy-duty mobility applications. Its proven technologies support a wide range of alternative fuels—including natural gas, renewable natural gas and hydrogen—empowering OEMs and commercial transportation fleets to meet demanding performance standards, evolving regulatory requirements and climate objectives in a cost-effective way. Through its portfolio of differentiated technologies and strategic partnerships, Aetherion is accelerating practical, scalable pathways to affordable, lower-emission transportation worldwide. Aetherion is headquartered in Vancouver, Canada. For more information, visit www.aetheriontech.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements regarding the commencement of trading under the new name and ticker symbols, the launch of the company’s new website, the company’s strategic direction and the anticipated benefits of its technologies and partnerships. Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, among others: the ability of Aetherion and its partners to successfully develop, integrate, validate, and certify HPDI technology on expected timelines or at all; competitive technologies and products; general economic and market conditions; regulatory processes and timelines as well as other risk factors, uncertainties and assumptions that may affect our actual results, performance, achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Aetherion Technologies Investor Relations
T: +1 604-718-2046

Caption
Aetherion Technologies’ new identity reflects the company’s sharpened focus on delivering proven, commercially ready solutions for affordable, lower-emission heavy-duty transportation.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/86fcc502-5911-49a6-9a47-1ea5b28436d7